

January 12, 2011

John G. Finneran, Jr.
Executive Vice President, General Counsel
and Corporate Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

      Re: **Capital One Auto Receivables, LLC**
             Amendment No. 1 to Registration Statement on Form S-3
             Filed December 16, 2010
             File No. 333-166977

Dear Mr. Finneran:

We have received your response to our comment letter dated June 16, 2010 and have the following additional comments.

General

1. We note your response to our prior comment one and reissue in part. Please confirm that any issuing entity previously established, directly or indirectly, by any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-based securities involving the same asset class. Please also confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor has been timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2. We note your response to our prior comment two. Please revise your response to eliminate the caveat that you "reserve the right to adjust the timing of these filings should the Staff's position change or be superseded by rule making."

Prospectus Supplement

Issuing Entity Property, page S-7

3. We note your response to our prior comment nine. Please revise to disclose the monthly percentage threshold of originations that are exceptions to the underwriting criteria here and elsewhere in the prospectus supplement and prospectus as applicable**.**

The Receivables Pool, page S-22

4. We note your response to our prior comment six. Please delete the statement that the accuracy of the third party information "has not been verified" as it is inappropriate to disclaim the accuracy of information cited in your prospectus supplement.

Prospectus

The Notes, page 20

5. We note your response to our prior comment ten and your disclosure that the indices may include any "other regularly published rate." Please revise to specify all indices that may be used to determine the interest rate on the notes. Please similarly revise The Certificates section on page 22.

Revolving Period and Amortization Period, page 23

6. We note your response to our prior comment 12. Please revise your prospectus supplement to provide bracketed form disclosure that includes all information required by Item 1111(g) of Regulation AB, including the maximum amount of additional assets that may be acquired during the revolving period.

    You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

                                                        Regards,

                                                        Julie F. Rizzo
                                                        Attorney-Advisor

cc: Amy Campbell, Esq. *via facsimile* (703) 720-2221